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EX99.25 - PRESS RELEASE DATED MAR 15, 2005: MIV THERAPEUTICS ANNOUNCES 2004
          YEAR-END REVIEW: MILESTONES ACHIEVED IN DEVELOPMENT OF REVOLUTIONARY COATINGS FOR MEDICAL DEVICES; TECHNOLOGY INCREASES BODY'S ACCEPTANCE OF IMPLANTED DEVICES, PROVIDES ADVANCED THERAPEUTIC FUNCTIONALITY


MIV Therapeutics Inc. (OTCBB:MIVT), a developer of next-generation drug-eluting coatings that inhibit the rejection of implanted medical devices, has announced the Company's successful achievement of all key milestones planned in its 2004 research and development program. The Company is progressing toward commercialization of a revolutionary new surface coating technology that has the potential to vastly improve the human body's acceptance of implanted medical devices, as well as enhance the functionality of those devices. The announcement was made by Alan Lindsay, President and CEO of MIVT.

"We are very pleased with methodical progress towards commercialization of our coating technologies. The truly exceptional biological performance of our biocompatible coatings was confirmed during recent animal trials, which set foundations for full-scale testing in line with regulatory requirements and for preparations for clinical trials," said Mr. Lindsay. "The successful completion of these critical 2004 milestones outlined in our R&D program -- on schedule and within budget -- brings our company important steps closer to commercial success of our proprietary technologies. We are proud of these accomplishments and look forward to continuing this excellent progress throughout 2005 and beyond."

MIVT holds exclusive worldwide rights on patents held by the University of British Columbia (UBC) for the next generation of fully biocompatible coatings for passive and drug eluting applications on implantable medical devices. These coatings are developed from a substance called Hydroxyapatite (HAp), derived from a fully biocompatible, porous material that makes up bone mineral and the matrix of teeth. HAp has already been successfully used as a bone substitute and in a range of dental, orthopedic and other applications.

Because the material is related to compounds originating in the body, the patient's immune system does not perceive these coatings as foreign elements, and so does not attempt to reject them. This eliminates the serious and potentially fatal problems associated with the body's rejection responses, including inflammation and other conditions. Through a Collaborative Research Agreement with the University of British Columbia, MIVT has exclusive rights to develop HAp as a drug-eluting coating for medical devices.

MIVT is developing the HAp coatings for a range of devices, such as cardiovascular stents, used to help open up clogged cardiac arteries and maintain healthy blood flow in patients with cardiovascular disease. The Company believes its HAp technology has considerable potential to become the coating of choice for such cardiovascular stents, which demand 100% biocompatibility. Some advanced stent designs also include drug-elution, or drug-delivery capabilities: these designs enable the stent coatings to contain and deliver drugs while implanted, further enhancing the patient's cardiovascular health and the success of the stent implant. The HAp-coatings can be engineered in numerous ways to suit specific therapeutic goals and applications.

Research & Development Milestones
---------------------------------

     o January 2004 - MIVT proprietary ultra-thin HAp coating successfully passed demanding 40 million cycles of fatigue life test at EnduraTEC testing facility in Minnetonka, Minnesota, USA.

     o February 2004, completed first phase of its Hydroxyapatite (HA) Drug-Eluting Stent Coating R&D Program sponsored by Natural Sciences and Engineering Research Council of Canada. NSERC-sponsored program resulted in successful development of two alternative coating technologies that produced coatings ideally suited for drug encapsulation for drug-eluting purposes.

     o March 2004 - HAp ultra-thin coating passed critical Cytotoxicity (biological reactivity) test at Toxikon Corporation in Bedford, Massachusetts, USA.

     o June 2004 - the United States Patent and Trademark Office awarded a new patent for MIVT's exclusively licensed HAp coating technology.

     o June 2004 - Full range of 12 independent biocompatibility studies performed on Hydroxyapatite (HAp) nano-film coating technology confirmed their exceptional biocompatibility. Successful outcome reinforces MIV's expectations of coating suitability for use in cardiovascular stents and other medical devices.

     o September 2004 - completion of in vivo safety study at the University of Cape Town, South Africa, prove MIVT coating does not cause any adverse arterial responses and demonstrates safety in the rabbit model.

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     o    October 2004 - preliminary in-vivo Pilot Coronary Arteries
          Implantation Study performed at The Methodist DeBakey Heart Centre in Houston, Texas, USA suggests favorable healing, with complete endothelialization and stable neointima.

Financing Achievements

     o April 2004 - Raised more than $3 million USD to support its R&D program. The funds generated through two private placements were used to further the Company's research and development program.

World-class Scientific Recognition

     o January 2005 - Dr. Tom Troczynski, PhD, VP of Coatings of MIV Therapeutics Inc, and a Professor of Ceramics at UBC Ceram - Metals and Materials Engineering of the University of British Columbia, Canada, published in the "Nature Materials" his article on clinical application of Hydroxyapatite cements.

     o May 2004 - MIV Therapeutics' Coatings presented by MIVT team at the 8th World Biomaterials Congress in Sydney, Australia.

     o September 2004 - Dr. Tom Troczynski, Ph.D., MIVT Vice President of Coatings nominated for the 2004 world technology award.

Strengthened Management and Scientific Advisory Board

     o Dr. Dov Shimon, MD, a renowned cardiac and thoracic surgeon who headed Israel's transplant program from 1987, joined the MIVT Executive Team as Chief Medical Officer and a Director. In Israel, Dr. Shimon pioneered heart transplantation (1987), lung transplantation (1989), and heart-lung transplantation (1993). He has performed more than 8,000 open-heart operations and other thoracic operations.

     o Dr. Wilbert Keon, O.C., M.D., F.R.C.S, member of Canadian Senate and a Founder and CEO of the University of Ottawa Heart Institute and internationally recognized Centre of Excellence for Cardiac Care, Research and Education, welcomed as Medical Advisor and the Chairman of the Scientific Advisory Board. Dr. Keon's clinical achievements include the first heart transplant in Ottawa, the first use of the Jarvik 7-70 artificial heart in Canada, and pioneered surgical reperfusion in acute heart attacks.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating has been derived from a unique biocompatible material called Hydroxyapatite (HAp) that has been shown to significantly inhibit the body's inflammatory response and the problem of restenosis associated with implanted medical devices. Hydroxyapatite is a biocompatible and bioactive porous material that makes up the bone mineral and matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the additional development of Hydroxyapatite as a drug eluting coating. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program. Please visit http://www.mivtherapeutics.com for more information. For investor-specific information, visit http://www.trilogy-capital.com.

Cautionary Language
-------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited." These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.

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SOURCE: MIV Therapeutics Inc.

MIV Therapeutics Inc.
Dan Savino, 1-800-221-5108 ext. 16 (Investors)
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Paul Karon, 800-342-1467 (Investors)
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext. 22
arajtar@mivi.ca